UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 12 August 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

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Issued by Harmony Gold Mining
Company Limited
For more details contact:
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE: HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining and
exploration company, has operations and
assets in South Africa and Papua New
Guinea. Harmony, which has more than 60
years’ experience in the industry, is the third
largest gold producer in South Africa. Our
assets include 9 underground mines and 1
open pit operation and several surface
sources in South Africa. Our assets in PNG –
an open pit mine (Hidden Valley), as well as
the significant Golpu project – are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock exchange
listing is on the JSE with a secondary listing
on the New York Stock Exchange. The bulk
of our shareholders are in South Africa and
the United States. Additional information on
the company is available on the corporate
website,
www.harmony.co.za
.
TRADING STATEMENT FOR THE YEAR ENDED 30 JUNE 2016
Johannesburg. 12 August 2016: In terms of paragraph 3.4(b) of the Listings
Requirements of the JSE Limited, a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.
Shareholders of Harmony Gold Mining Company Limited (“Harmony” and/or “the
Company”) are advised that a reasonable degree of certainty exist that earnings for the year ended 30 June 2016 will be higher than for the year ended 30 June
2015 (“the previous comparable period”), primarily due to a 21% increase in the average rand gold price.
Headline earnings per share (“HEPS”) are expected to be between 202 and 240
SA cents per share, which is between 207% and 227% (or between 391 and 429
SA cents per share) higher than the headline loss of 189 SA cents per share reported for the previous comparable period in 2015.
In US dollars terms, HEPS are expected to be between 13 and 16 US cents per share, which is between 180% and 200% (or between 29 and 32 US cents per share) higher than the headline loss of 16 US cents per share reported for the previous comparable period in 2015.
Earnings per share (“EPS”) are expected to be between 200 and 238 SA cents per share, which is between 119% and 123% (or between 1 244 and 1 282 cents per share) higher than the loss of 1 044 SA cents per share reported for the previous comparable period.
In US dollar terms, EPS are expected to be between 13 and 16 US cents per share, which is between 115% and 119% (or between 99 and 102 US cents per share) higher than the loss of 86 US cents per share reported for the previous comparable period.
The financial information on which this trading statement has been based, has not been reviewed or reported on by Harmony’s external auditors. Harmony will publish its financial results for the year ended 30 June 2016 on 17 August 2016.
Please refer to our website for the details of the results event
www.harmony.co.za.
Ends
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 12, 2016
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director